FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For August 1, 2008

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Industries Inc. Appoints New Chief Financial Officer

MACAO--(BUSINESS WIRE)--Deswell Industries, Inc. (Nasdaq: DSWL) announced that Ms. Betty C.H. Lam has been appointed Chief Financial Officer (“CFO”) of the Company. Ms Eliza Pang has resigned from the post of CFO.

Ms Lam, 46, has over 20 years experience in the accountancy profession in various industries. She was most recently Finance Director for Paxar (China) Limited, a multinational corporation manufacturing packaging items, hang tags, woven and paper labels for the garment industries. During July 1997 to June 1999, Ms Lam served as Financial Controller of a U.S. based international architectural and interior design firm. Ms Lam also served in Deloitte Haskins & Sells, a professional accountancy firm for more than three years. Ms Lam received her Master of Business in Accounting and Finance from the University of Technology, Sydney in 1996 and her Professional Diploma in Accountancy from the Hong Kong Polytechnic in 1985.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

CONTACT:
Institutional Marketing Services (IMS)
John G. Nesbett /Jennifer Belodeau, 203-972-9200
jnesbett@institutionalms.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: August 1, 2008